SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 2 December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Director/PDMR Shareholding released on 7 November 2011
Exhibit 1.2	Director/PDMR Shareholding released on 10 November 2011
Exhibit 1.3	Transaction in Own Shares released on 10 November 2011
Exhibit 1.4	Transaction in Own Shares released on 11 November 2011
Exhibit 1.5	Director/PDMR Shareholding released on 14 November 2011
Exhibit 1.6	Transaction in Own Shares released on 14 November 2011
Exhibit 1.7	Transaction in Own Shares released on 15 November 2011
Exhibit 1.8	Transaction in Own Shares released on 21 November 2011
Exhibit 1.9	Transaction in Own Shares released on 24 November 2011
Exhibit 2.0	Total Voting Rights released on 30 November 2011

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 7 November 2011

BP p.l.c.

Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. was notified on 7 November 2011 by Dr M Daly, a person discharging managerial responsibility in BP p.l.c., that on 25 October 2011 he sold 35,000 Ordinary shares (ISIN number GB0007980591) at a price of £4.540223 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. – 10 November 2011

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 November 2011 by Computershare Plan Managers that on 10 November 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.50 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney               68 shares
Mr S. Westwell            70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares

BP p.l.c. -  10 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                10 November 2011
Number of ordinary shares transferred:         2,188
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £4.87

Following the above transfer, BP p.l.c. holds 1,841,953,739 ordinary shares in treasury, and has 18,959,952,575 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 11 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              11 November 2011
Number of ordinary shares transferred:       2,701,849
Transfer price per share:                                £3.885

Following the above transfer, BP p.l.c. holds 1,839,251,890 ordinary shares in treasury, and has 18,962,682,924 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 14 November 2011

BP p.l.c.
Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. was notified on 11 November 2011 by Mr A. Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 11 November 2011 he sold 50,000 Ordinary shares (ISIN number GB0007980591) at a price of £4.5568 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 14 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              14 November 2011
Number of ordinary shares transferred:      1,158
Transfer price per share:                                £4.87

Following the above transfer, BP p.l.c. holds 1,839,250,732 ordinary shares in treasury, and has 18,962,684,082 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 15 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              15 November 2011
Number of ordinary shares transferred:      608,047
Transfer price per share:                                £4.50

Following the above transfer, BP p.l.c. holds 1,838,642,685 ordinary shares in treasury, and has 18,963,292,129 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 21 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 21 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             21 November 2011
Number of ordinary shares transferred:     3,026
Highest transfer price per share:                 £4.87
Lowest transfer price per share:                  £3.94

Following the above transfer, BP p.l.c. holds 1,838,639,659 ordinary shares in treasury, and has 18,963,309,855 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 24 November 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 24 November 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              24 November 2011
Number of ordinary shares transferred:      386
Transfer price per share:                                £4.87

Following the above transfer, BP p.l.c. holds 1,838,639,273 ordinary shares in treasury, and has 18,963,310,241 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP p.l.c. - Total Voting Rights

BP p.l.c. - 30 November 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 November 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,963,310,241 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,968,392,741. This figure excludes 1,838,639,273 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 December 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary